UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on February 28, 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITIES ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DTR 3.1.4
R(1)(a)

Date of notification: 28 February 2014

Today’s date:  28 February 2014

Name of Issuer:  Royal Dutch Shell plc ("RDS")

Date of transaction: 27 February 2014

Name of Directors / PDMRs:

Directors and PDMRs who have interests in employee share plans (names listed below).

Nature of the transaction:

1) The vesting of awards of RDS shares under the Deferred Bonus Plan (DBP).
Awards dated 4 February 2011.

2) The vesting of awards of RDS shares under the Long Term Incentive Plan
(LTIP). Awards dated 4 February 2011.

3) The vesting of awards of RDS shares under the Performance Share Plan (PSP).
Awards dated 8 March 2011.

Consideration for the transaction:

No consideration has been paid by the relevant Director / PDMRs in respect of the vested awards.

Classes of security:

Royal Dutch Shell Class A - ordinary shares ("RDSA")
Royal Dutch Shell Class B - ordinary shares ("RDSB")
Royal Dutch Shell plc Class A - ADS ("RDS.A")

Director/PDMR:

1) DBP

Simon Henry 46,085 RDSB
Matthias Bichsel 36,241 RDSA
Hugh Mitchell 25,224 RDSB
Marvin Odum 8,364 RDS.A

2) LTIP

Simon Henry 59,120 RDSB
Matthias Bichsel 28,259 RDSA
Hugh Mitchell 24,620 RDSB
Marvin Odum 20,487 RDS.A

3) PSP

Ben van Beurden 24,808 RDSA
Andrew Brown 18,529 RDSB
John Abbott 24,705 RDSB
Donny Ching 4,962 RDSA
Maarten Wetselaar 18,606 RDSA

Note

Details of the Deferred Bonus Plan (DBP), Long Term Incentive Plan (LTIP) and
Performance Share Plan (PSP) can be found in the Royal Dutch Shell plc Annual
Report and Form 20-F for the year ended December 31, 2012
(www.shell.com/annualreport)

ENQUIRIES

MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 713 241 1042

.................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: February 28, 2014	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary